

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

May 19, 2006

Daniel P. Gorey
Chief Financial Officer
Quixote Corporation
35 East Wacker Drive
Chicago, Illinois 60601

   RE: **Form 10-K for Fiscal Year Ended June 30, 2005**
      File No. 1-8123

Dear Mr. Gorey:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        John Hartz
        Senior Assistant
        Chief Accountant